

September 25, 2014

Via E-mail
Carolyn Spatafora
Chief Financial Officer
Town Sports International Holdings, Inc.
5 Penn Plaza, 4th Floor
New York, NY 10001

> **Re: Town Sports International Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 000-52013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed July 31, 2014**
> **File No. 000-52013**

Dear Ms. Spatafora:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated financial Statements, Page F-8

Note 2: Correction of Accounting Errors, page F-8

1. We note your disclosure that the results for the fiscal year ended December 31, 2013 includes corrections of accounting errors that relate to the fiscal year ended December 31, 2012. In addition, we note that fiscal years ended 2012, 2011, 2010, 2009, and 2008 also include amounts relating to corrections of accounting errors. Your disclosure states that these adjustments were not considered material individually or in the aggregate to previously issued financial statements but because of the significance of these adjustments, you have revised the respective balance sheets and statements of cash flows. In light of the significance of some of the adjustments, as well as the recurring incidence of errors,

particularly in regard to income taxes, please tell us your consideration that a material weakness in internal control over financial reporting existed because of these accounting errors in addition to the material weakness that you have disclosed.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Management's Discussion and Analysis

Liquidity and Capital Resources

Operating Activities, page 25

2. Please note that your analysis of the decrease of $20.1 million, or 45%, in cash flows of operating activities should focus on factors that directly affect cash, and not merely refer to changes in earnings that contain accrual and noncash items that do not affect cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide a more robust disclosure. Quantify all cited factors so that investors may understand the magnitude and relative impact of each. Provide us with a sample of your intended revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief